Exhibit 99.1

Ormat Technologies and Nevada Geothermal Power Execute EPC Contract for Blue Mountain Faulkner 1 Power Plant

VANCOUVER, B.C., April 2, 2008, Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) and Ormat Technologies Inc.’s (NYSE: ORA)  subsidiary Ormat Nevada Inc. announced today that NGP Blue Mountain I LLC (NGP I) has entered into an Engineering, Procurement and Construction Contract (EPC) for a 49.5 MW power plant, consisting of three Ormat Energy Converters (OEC’s) at Blue Mountain’s geothermal project in Nevada. The plant design incorporates Ormat’s proprietary power generation technology with water-cooling for maximum efficiency.

The total EPC contract value is US$76 million, of which a US$20 million was previously released under a Limited Notice to Proceed (LNTP) in order to secure the guaranteed substantial completion date of December 31, 2009.  The full release under the EPC contract is subject to finalizing the financing for the project and is expected to occur by April 30, 2008. The EPC provides for an additional partial release if necessary.

The EPC consists of three Ormat Energy Converter units which are guaranteed to produce 16.5 MW (gross) each, totaling at least 49.5 MW (gross).  The output of the power plant at Blue Mountain will meet the Phase 1 power delivery requirements  of the existing 20-year Power Purchase Agreement between NGP and Nevada Power Company with a reserve of excess power.  NGP is currently in discussions with Nevada Power Company for a Phase II power contract covering the reserve power.

“The EPC contract with Ormat increases the power output of each OEC unit to 16.5 MW from the originally planned 12.5 MW.  The increased OEC capacity results in a lower cost per MW installed at Blue Mountain. Ormat’s proven power plant technology combined with Blue Mountain’s favourable reservoir chemistry will extract more megawatt-hours of energy per unit volume of geothermal fluid compared to other available technologies, maximizing the overall megawatt potential for the Blue Mountain geothermal field,” stated Brian Fairbank, President and CEO of Nevada Geothermal Power Inc.

“We are pleased for the opportunity to work with NGP’s development team and are delighted to contribute from our experience and knowledge in this field.  Our technology is perfectly suited for the Blue Mountain resource and we are looking forward to delivering on schedule a great performing power plant,” said Dita Bronicki, CEO of Ormat Technologies Inc.

About Ormat Technologies

Ormat Technologies, Inc. is the only vertically-integrated company primarily engaged in the geothermal and recovered energy power business. The company designs, develops, owns and operates geothermal and recovered energy-based power plants around the world.

Additionally, the company designs, manufactures and sells geothermal and recovered energy power units and other power-generating equipment, and provides related services. The company has more than four decades of experience in the development of environmentally-sound power, primarily in geothermal and recovered-energy generation. Ormat products and systems are covered by more than 75 patents.

Ormat currently operates the following geothermal and recovered energy-based power plants: in the United States - Brady, Heber, Mammoth, Ormesa, Puna, Steamboat and OREG 1; in Guatemala – Zunil and Amatitlan; in Kenya - Olkaria; and in Nicaragua - Momotombo.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, renewable and sustainable. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain that is expected to commence power generation late 2009, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.

Ormat’s Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Ormat's plans, objectives and expectations for future operations and are based upon its management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see "Risk Factors" as described in Ormat Technologies, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2008.

These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Nevada Geothermal Power’s Safe Harbor Statement

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

www.nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

Investor Inquiries Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-688-1553 X118 Toll Free: 866-688-0808 X118

Ormat Technologies Contact: Dita Bronicki CEO +1-775-356-9029 dbronicki@ormat.com	Investor Relations Contact: Todd Fromer/ Marybeth Csaby KCSA Strategic Communications 212-896-1214 (Todd) / 212-896-1236 (Marybeth) tfromer@kcsa.com / mcsaby@kcsa.com